Mail Stop 6010

									December 16, 2005


Mr. Fred R. Lowe, President
Amcomp Incorporated
701 U.S. Highway One
North Palm Beach, Florida  33408


Re:  	Amcomp Incorporated
Amendment No. 1 to Form S-1 Registration Statement
	File No. 333-128272


Dear Mr. Lowe:

      We have reviewed your filing and have the following comments.
Please note that we have included the financial statement comments that we provided to you previously. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. You state that your direct premiums written grew by "19.6%, compounded annually..." over a 10 year period. Please limit the time period included in your comparison to four years, which is the number of years included in your selected financial data. "Direct premiums written" is not currently a line item in any of your financial statements, so readers will not be able to compare this data from year to year. If you wish to discuss this information, you must provide this information on an annual basis. In addition, there have been significant fluctuations from year to year in the net premiums you have earned which are obscured by your presentation of a compounded figure. If you wish to compare direct premiums written, you must do so on a year to year basis and provide the same information for the net premiums you earned for each year over the same time period.

2. You provide information on the number of policyholders and average premium per policy as of a single point in time. If you wish to include this information, please provide the same data for each period included in your discussion of net premiums earned.

3. It is unclear whether you are comparing the same things in your "Underwriting Performance" table on page 2. For example, the figure for the entire industry contained in the table includes state funds.
It is unclear whether the information you include for your company includes your participation in the relevant state funds. If not, the comparison would not appear to be appropriate. It is also unclear whether information about you is included in the line for the total
industry.   Similarly, it is not a balanced presentation to
discuss a
weighted average over a 10 year period when the actual differences ranged from less than 2% to nearly 100%. If you wish to include this table, you need to provide all of the information necessary to understand the significance of the contents, including the similarities and dissimilarities between your company and the other companies used in the comparison and the reasons for the unusual extremes reflected in the table.

4. You say that you had net income in eight out of the last 10 years and that your aggregate net income was $31.9 million. It is unclear what significance this number is to an investor. Please discuss your net income on a year by year basis covering only the years included in your financial statements. Also, a discussion of aggregate net income obscures the fact that your net income has actually fluctuated greatly during each of the four years included in the selected financial data, including a very large loss in 2001.

5. You indicate that a net accident year net loss ratio is used to analyze the adequacy of an insurer`s rates, but you have not explained what the resulting percentage signifies. If you wish to include this information, you should explain how it is used. That is, what is the significance of your 71.2% in 2004 compared to the 75.8% attributed to the industry as a whole. We think that if you include this information you should also disclose the expense and combined ratios for the same periods to provide a balanced picture of your operating results.

6. It is unclear what you mean when you say that in 2004 you were, "in those states on an aggregate basis," the 12th largest workers` compensation insurer as measured by direct premiums written.
Which
states are you referring to? How have you computed the "aggregate" figure? What is the significance of this claim? If you wish to include this information you must show how the information is computed and explain how an investor should use it. If you continue to include this information, also explain the significance of being
"one of only two insurers among the 15 largest workers compensation insurance carriers."

7. Please revise the entire summary so that it presents a balanced and accurate picture of your company and its relationship to the industry you operate in.

8. Please relocate the discussion of your "Challenges" so that it directly follows the discussion of your "Strengths." Also, revise the discussion of your challenges to include the same level of detail as your discussion of your strengths. For example, the discussion of your strengths contains a good deal of quantification and specificity, but the discussion of challenges is vague and generic and does not include any quantified disclosure.

9. Please expand the discussion of your strategy to identify, with the same level of detail, the factors that may prevent you from implementing your strategy.

10. Please provide us with factual support for your claim that most of the companies requiring that their workers` compensation insurance carrier have a rating of at least "A-" from A.M. Best are larger than the companies in your target market and generally do not meet your underwriting and pricing objectives. In this regard, we also note that you have not disclosed what size companies are included in your target market nor have you identified what your underwriting and pricing objectives are. In the alternative, please delete the claim.
As currently written, your disclosure appears to suggest that there are no negative effects from not having an AM Best rating.

11. Please refer to your discussion of the Stand & Poor`s and Fitch
Ratings on page 2. On Standard and Poor`s website, a rating of "BB" is identified as a "marginal" rating. It indicates that a company has obligations having "significant speculative characteristics." It goes on to say that "while such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions." It says further that "an obligation rated `BB` is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor`s inadequate capacity to meet its financial commitment on the obligation."
Your
description of your business paints a significantly brighter picture of your operations than do the ratings conferred by Standard & Poor`s and Fitch. Your discussion of the significance of the ratings also does not reflect the marginal nature of the rating. Please revise your discussion of these ratings to provide a more balanced presentation of what they mean. In addition, reconcile your description of your business with the description of your business reflected in these ratings. The discussion should briefly identify the large uncertainties or major exposures to adverse conditions that are reflected in the ratings of your companies. More detailed disclosure should be provided in the Management`s Discussion and Analysis and Business sections. We may have additional comments after reviewing your response.

12. Please refer to comment 7 in our previous letter. The supplemental material we requested was not included in the materials provided to the staff or included in the correspondence filed on EDGAR. Please provide it with your next amendment.

13. We have considered your response to comment 10, but the information you provided in response does not adequately describe the significance of this information as an individual item or in the larger picture. Please explain more specifically how the accident year net loss ratio is used to analyze the adequacy of an insurer`s rates. At what value or values would the ratio indicate that the rates were adequate? In addition, when you discuss this ratio, you should also discuss your expense and combined ratios so that investors have a balanced presentation.

Risk Factors - page 10

14. Please update the information in your risk factors to at least September 30, 2005.

We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition. - page 10

15. Your discussion of the sums owed to you by Continental Casualty is confusing. You say that you are owed $42.1 million. However, you go on to say that the "current" recoverable is only $0.9 million and that you had received all but $21,000 as of September 30th. If you are owed $42.1 million, why is only $0.9 million of that currently due? You need to provide appropriate information about the nature and timing of this and other reinsurance recoverables. Discuss the role the reinsurance recoverables play in your low Standard and Poor`s and Fitch ratings. You should identify those ratings as one of the adverse consequences of that risk. You should also discuss the adverse impact of the ratings on your past, present and future business prospects.

16. Revise the risk factor to explain the significance of the fact that your reinsurance recoverables represent 159% of your total stockholder equity and that the recoverables from Continental Casualty represent 61.2%, as well as any impact that the proceeds from this offering will have on those figures.

17. Briefly explain why your recoverables from Security Insurance remain unpaid, and the specific adverse consequences to your company flowing from this.

18. It is clear from the risk factor that you have a problem collecting on your reinsurance receivables, but it is not clear exactly what the problem is, what caused it and what steps you are taking to fix the problem. It is also not clear how you have been, currently are, and are likely to be affected by this situation in the future. Your revised risk factor should include this information.

We operate in a highly competitive industry and may lack the financial resources to compete effectively. - page 11

19. While the subheading indicates that you "may lack the financial resources" to compete effectively, this is not addressed in the body of the risk factor. Please revise it accordingly, quantifying the disclosure to the extent practicable. You need to provide an adequate factual context for evaluating the risk.

20. Please include a quantified discussion of your size in comparison to Summit/Bridgefield, CCI Insurance Group and your other significant competitors.

21. You say that "in some cases" your competitors offer lower priced products than you do. You need to discuss this factor in greater detail. Also, we note that the Florida Office of Insurance Regulation has not only denied your request for an increase in rates, but has ordered you to decrease them. The potential adverse impact of this decision should also be addressed in this risk factor.

Insurance ratings may become important to our agents and policyholders and an adverse rating could negatively impact our competitive position. - page 12

22. A discussion of the impact of ratings on your business is incomplete without an explanation of the reasons for your decision not to seek them. Please revise the risk factor and the more detailed discussion in the business section accordingly.

23. Please also revise the risk factor to address the comments relating to ratings presented under "Summary" above.

24. You say that insurance ratings may become "an increasingly important factor" in establishing our competitive position. Please expand the discussion to explain the impact they have had in the past and the impact they may have in the future. It is unclear why they have not had an impact on you in the past, as they have had an impact on other companies in your industry. You need to explain why you have been affected differently than your competitors.

Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states. - page 13

25. To the extent practicable, please expand your discussion to quantify the impact the rate reductions in Florida are likely to have on your operations and finances. Also disclose any adverse impacts you have experienced to date as the results of "severe natural perils" in Florida. If you have experienced adverse consequences from these events elsewhere, you should discuss them as well.

We may require additional capital in the future, which may not be available or may be availe only on unfavorable terms. - page 14

26. We have considered your response to comment 17, and we hereby reissue it. You need to disclose how long you expect your current resources and the proceeds from this offering to last. In addition, you need to quantify the disclosure in this risk factor. As currently written it could apply to any company in any industry. It should be revised to discuss your specific situation and needs.

The insurance business is subject to extensive regulation that limits the way we can operate our business - page 14

27. Please refer to your response to comment 19 in our previous letter. Please revise the risk factor to include this information.

As we only offer workers` compensation insurance, negative
developments in this industry would adversely affect our business.
-
page 17

28. You say that a significant decrease in pricing due to increased competition or regulatory action, etc. could negatively impact your business. Since you indicated in a previous risk factor that your prices were higher than those of a number of your competitors and that your Florida regulator has decreased the rates you can charge, we think you need to discuss this in greater detail. The disclosure should also be quantified to the extent practicable.

29. In this risk factor you indicate, for the first time, that 40% of your business has historically come from underwriting workers` compensation for the construction industry. Please expand the risk factor to discuss how the construction industry workers compensation environment differs from that of other industries. Also disclose any other industry concentrations you may have.

We have reduced our use of excess of loss reinsurance. The greater risk we have retained could result in losses. - page 17

30. Please quantify the changes in your costs and losses resulting
from this change.   Potential investors need an actual factual
context for evaluating this risk.

31. Please disclose whether this change is one of the factors considered by Standard & Poor`s and Fitch in issuing your "BB" rating.

Recent investigations into insurance and reinsurance practices could cause volatility in our stock and adversely affect our business. - page 19

32. Please refer to comment 22 in our last letter. Your response does not address the comment we raised so we hereby reissue it.
To
the extent that you engage in any of the practices identified as the subject of various investigations, setting fees paid to brokers based on the volume of business placed by the broker, contingent fees to brokers, etc., please disclose this information in the risk factor discussion.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future. - page 21

33. Please quantify the amount of the dilution an investor will experience.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33
Critical Accounting Policies, page 34
Loss and Loss Adjustment Expenses, page 34

34. Refer to your response to comment 28. We fail to see how including this range information could be misleading and maintain that providing the range of the estimates determined using the various actuarial methodologies is useful for investors in understanding your reserves. Please revise your disclosure to include this range along with language that helps clarify why the ultimate estimate is the most appropriate.

35. Refer to your response to comment 50. We note that in addition to this deleted reference, that you also reference the use of an independent actuary. Please include the name of this actuary in your
"Experts" section and their consent.

Liquidity and Capital Resources, page 50
Investments, page 53

36. Refer to your response to comment 30. The additional disclosure that you provided does little to clarify why you made the decision to sell these securities, especially in the 2003 fiscal year, and what your policy is related to this. It is unclear how this decision improved the quality of your portfolio. It is also unclear how lengthening the term of your portfolio meets the initial stated objective of matching durations to liabilities when it does not appear that the risks underwritten changed substantially. Please clarify what you meant with these statements as well as provide some insight into why the shifting from available for sale to held to maturity affects the quality of your portfolio. Consider including a discussion of any change in the average investment term.

Business - page 61

Insurance Products and Pricing - page 67

37. Please explain what the acronym "NCCI" refers to and what that entity`s relationship to you is.

Loss and Loss Adjustment Expense Reserves - page 74

38. Refer to your response to comment 32. Your discussion of the changes in loss reserves here and where you discuss your annual results on page 48 imply that you made significant revisions to the loss development factors in 2004. Your discussion of the interim period results on page 44 says basically the same information, but resulted in additional significant redundancies in that period. Please clarify for us and in the disclosure whether additional revisions were made in that interim period to your assumptions or explain how the carried forward estimates continued to significantly impact the interim period. Also consider the need to quantify the changes in these development factors, explain what actually caused them to differ so significantly and how it compared to current experience, and include a more robust discussion of the actual trends that caused these changes to help better understand their impact.

Risk-based Capital Requirements. - page 89

39. Please refer to the first two full paragraphs on page 90.
Please
identify the four ratios outside the ranges. Also, disclose what the acceptable ranges are and what your ratios were. You need to discuss the reasons for these unusual results in greater detail.

40. Please discuss whether these ratios outside the ranges are a factor in your Standard & Poor`s and Fitch "BB" ratings.

Summary Compensation Table - page 97

Option Grants in Last Fiscal Year - page 98

Fiscal Year-End Option Values - page 99

41. If you amend this filing after December 31, 2005, you will need to update these sections to include information for the fiscal year ended on December 31st.

Principal and Selling Stockholders - page 105

42. We have noted your responses to comments 39 and 40. Please include this information in your next amendment.

Interim Financial Statements, page F-31

43. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation
S-X.




	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact James Peklenk at 202-551-3661 or James Atkinson at 202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	David J. Adler, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
      65 East 55th St.
	New York, N.Y.  10022


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Fred R. Lowe, President
Amcomp Incorporated
December 16, 2005
Page 10